EXHIBIT 12.1
LIFEPOINT HOSPITALS, INC.
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Years Ended December 31,
	2004	2005	2006	2007	2008
EARNINGS
Income from continuing operations before minority interests and income taxes	$142.2	$139.0	$238.8	$215.2	$228.5
Fixed charges, exclusive of capitalized interest	17.2	71.3	118.7	111.5	99.5

TOTAL EARNINGS	$159.4	$210.3	$357.5	$326.7	$328.0

FIXED CHARGES
Interest charged to expense(a)	$14.0	$65.6	$111.0	$102.8	$90.9
Interest portion of rental expense	3.2	5.7	7.7	8.7	8.6

Fixed charges, exclusive of capitalized interest	17.2	71.3	118.7	111.5	99.5
Capitalized interest	1.1	3.0	1.2	1.7	0.9

TOTAL FIXED CHARGES	$18.3	$74.3	$119.9	$113.2	$100.4

RATIO OF EARNINGS TO FIXED CHARGES	8.71	2.83	2.98	2.89	3.27

(a)	excluding interest income